FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2014
Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934,

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

News & Information

No. 14-046E

3:00 P.M. JST, May 1, 2014

Sony Announces Revision of Consolidated Forecast
for the Fiscal Year ended March 31, 2014

Tokyo, May 1, 2014 -- Sony Corporation has revised its consolidated results forecast for the fiscal year ended March 31, 2014 (April 1, 2013 to March 31, 2014).

Consolidated Results Forecast for the Fiscal Year ended March 31, 2014

	(Billions of yen)
	Revised Forecast	Change from February Forecast	February Forecast	Change from March 31, 2013 Actual Results	March 31, 2013 Actual Results
Sales and operating revenue	¥7,770	+0.9%	¥7,700	+14.3%	¥6,800.9
Operating income	26	-67.5	80	-88.7	230.1
Income before income taxes	26	-67.5	80	-89.4	245.7
Net income (loss) attributable to Sony Corporation’s stockholders	(130)	—	(110)	—	43.0

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

The forecast for consolidated results for the fiscal year ended March 31, 2014, as announced on February 6, 2014, was based on assumed foreign currency exchange rates for the fourth quarter (from January 1, 2014 to March 31, 2014) of approximately 104 yen to one U.S. dollar and approximately 140 yen to one euro. The average rates for the fourth quarter were 102.8 yen to one U.S. dollar and 140.9 yen to one euro.

The primary factors affecting the downward revision in the consolidated operating income forecast compared to the February forecast are:

●	Sony expects to record approximately 30 billion yen in additional expenses in the fiscal year ended March 31, 2014 related to exiting the PC business.

Since Sony’s announcement on February 6, 2014 that it will exit the PC business, PC sales for the fiscal year ended March 31, 2014 and expected PC sales for the fiscal year ending March 31, 2015 are underperforming the February expectation. Consequently, Sony expects to record write-downs for excess components in inventory and accrual of expenses to compensate suppliers for unused components ordered for Sony’s spring PC lineup. In addition, certain restructuring charges are expected to be recorded ahead of schedule. As a result of these factors, an additional total amount of approximately 30 billion yen in expenses is anticipated to be recorded in the fiscal year ended March 31, 2014. However, there has been no significant change to the expected total charges relating to Sony’s withdrawing from the PC business as the increase in the costs recorded in the fiscal year ended March 31, 2014 will be offset by lower costs in the fiscal year ending March 31, 2015. This decrease is because promotional costs that were expected to be incurred for Sony’s spring PC lineup in the fiscal year ending March 31, 2015 are no longer expected to be incurred, and because the above-mentioned restructuring charges that were expected to be recorded in the fiscal year ending March 31, 2015 are now expected to be incurred in the fiscal year ended March 31, 2014.

●	Sony expects to record approximately 25 billion yen in impairment charges mainly related to its overseas disc manufacturing business.

Primarily due to demand for physical media contracting faster than anticipated, mainly in the European region, the future profitability of the disc manufacturing business has been revised. Consequently, Sony has determined that it does not expect to generate sufficient cash flow in the future to recover the carrying amount of long-lived assets, resulting in an expected impairment charge. Primarily due to the reason mentioned above, the fair value of the entire disc manufacturing business also has decreased, resulting in an expected impairment of goodwill.

The forecast for income before income taxes was revised downward reflecting the above-mentioned downward revision in consolidated operating income.

The forecast for net loss attributable to Sony Corporation’s stockholders was revised downward primarily due to the above-mentioned downward revision in operating income, partially offset by the anticipated recording of certain tax benefits.

The current forecast has been prepared based on information available at the time of the issuance of this release. Actual results may differ from this forecast due to a variety of factors. See “Cautionary Statement” below for further details.

The actual consolidated results for the fiscal year ended March 31, 2014 and the consolidated results forecast for the fiscal year ending March 31, 2015 are scheduled to be announced on May 14, 2014.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;
(iii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;
(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)	Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;
(vii)	Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);
(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and
(xv)	risks related to catastrophic disasters or similar events.

Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Atsuko Murakami	Justin Hill	Haruna Nagai
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)1932-816-000

IR home page: http://www.sony.net/IR/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/Kenichiro Yoshida
(Signature) Kenichiro Yoshida Executive Vice President and Chief Financial Officer

May 1, 2014